

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 26, 2016

Dennis Durkin
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

> **Re:** **Activision Blizzard, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-15839**

Dear Mr. Durkin:

We have reviewed your April 15, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2016 letter.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

1.   Your response to prior comment number 3 indicates that you intend to present a single line item, Total Net Revenues, in future filings because you believe that additional breakout is not required by Rule 5-03(b) of Regulation S-X. Please explain your basis for concluding that a separate presentation of product and service revenues is not required pursuant to Rule 5-03(b) of Regulation S-X. As part of your response, please explain for each of the "business models" noted in your response why they would not be considered either a product or service. For example, it is unclear to us how the sale of physical boxed software products would not be considered product revenue.

Dennis Durkin
Activision Blizzard, Inc.
April 26, 2016
Page 2

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the
financial statements and related matters. Please contact me at (202) 551-3499 with any other
questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services